Philips CFO updates market on progress on path to value by 2013

September 12, 2012

London, United Kingdom –Today, Ron Wirahadiraksa, Chief Financial Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHIA), will give a presentation to investors and financial analysts at the Credit Suisse Capital Goods Conference, London.

In his presentation, Mr. Wirahadiraksa will discuss the opportunities and near-term actions to drive performance improvements at Philips in its progress to become a leading diversified industrial group in the field of health and well-being.

The presentation starts on Wednesday, September 12, at 09:00 a.m. UK time (10:00 a.m. CET). Handout of the presentation is available for download via this link.

For more information, please contact:

Steve Klink
Philips Corporate Communications
Tel.: +31 6 10888824
Email: steve.klink@philips.com

About Royal Philips Electronics
Royal Philips Electronics (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2011 sales of EUR 22.6 billion and employs approximately 122,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming, home and portable entertainment and oral healthcare. News from Philips is located atwww.philips.com/newscenter.